UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2023

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Laarderhoogtweg 25
1101 EB Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

argenx SE

Underwriting Agreement

On July 18, 2023, argenx SE (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Cowen and Company, LLC as representatives of the several underwriters named therein (the “Underwriters”), relating to a global offering (the “Offering”) of an aggregate of 2,244,899 ordinary shares of the Company, nominal value €0.10 per share (the “Ordinary Shares”), including ordinary shares represented by American Depositary Shares (“ADSs”), comprised of (i) 1,580,981 ADSs at a public offering price of $490.00 per ADS in the United States and countries outside the European Economic Area (“EEA”) and (ii) 663,918 Ordinary Shares at an offering price of €436.37 per Ordinary Share in a concurrent private placement in the EEA to certain legal entities all of which are qualified investors within the meaning of Regulation 2017/1129 of the European Parliament and of the Council of June 14, 2017. In connection with the Offering, the Company granted the Underwriters a 30-day option to purchase up to 336,734 additional ordinary shares (which may be represented by ADSs), which was exercised in full. The net proceeds to the Company from the sale of the ADSs and Ordinary Shares in the Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, will be approximately $1.20 billion (€1.07 billion). The Offering is expected to close on July 24, 2023, subject to the satisfaction of customary closing conditions.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3ASR (File No. 333-258251) filed on July 29, 2021, as supplemented by a preliminary prospectus supplement dated July 17, 2023, filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2023, and a final prospectus supplement dated July 18, 2023, filed with the SEC on July 20, 2023.

The preliminary prospectus supplement contained certain estimated preliminary unaudited financial results for the Company for the quarter ended June 30, 2023, which are set forth below.

The Company estimates that its cash, cash equivalents and current financial assets were approximately $2.0 billion as of June 30, 2023. For the three and six months ended June 30, 2023, the Company estimates its preliminary product net sales to be approximately $269 million and $487 million, respectively.

As a result of the detection of a latent defect in the second quarter of 2023 in drug substance batches produced in 2022 at one of the facilities awaiting approval, the Company has decreased inventory with an amount of $47 million. The discovered latent defect comprises an error in the concentration of an excipient in the final formulation, which disqualifies the material for commercial use and now causes the Company to write-down its value. The Company has obtained a commitment from the supplier to replace the drug substance from these batches in the coming years, which is reflected in the recognition of a non-current prepaid expense amounting to $47 million.

This financial data is preliminary and may change, and is based on information available to management as of the date of the preliminary prospectus supplement and is subject to completion by management of the Company's financial statements as of and for the quarter ended June 30, 2023. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. These results could change as a result of further review. Complete results will be included in the Company's unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2023.

On July 17, 2023, the Company issued a press release announcing the Offering, and on July 18, 2023, the Company issued a press release announcing the pricing of the Offering. Copies of these press releases are filed as Exhibit 99.1 and 99.2 to this Form 6-K, respectively, and are incorporated by reference herein.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make because of such liabilities. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinion of Freshfields Bruckhaus Deringer LLP relating to the Ordinary Shares (including those underlying the ADSs) is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including the Exhibits, is incorporated by reference into the Company’s Registration Statements on F-3 (File No. 333-258251) and S-8 (File Nos. 333-225375 and 333-258253).

EXHIBITS

Exhibit	Description
1.1	Underwriting Agreement, dated as of July 18, 2023, among the Company and J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc., and Cowen and Company, LLC, as representatives of the several Underwriters named therein
5.1	Opinion of Freshfields Bruckhaus Deringer LLP, Dutch counsel to the registrant
23.1	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.1)
99.1	Press Release dated July 17, 2023
99.2	Press Release dated July 18, 2023

Forward-looking Statements

The contents of this Form 6-K include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the closing of the global offering and the anticipated net proceeds from the global offering. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx's actual results for the three and six months ended June 30, 2023 may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx's expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial, product development and commercialization activities and regulatory approval requirements; argenx's reliance on collaborations with third parties; estimating the commercial potential of argenx's product candidates; argenx's ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx's limited operating history; argenx's ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates and argenx’s ability to build a commercial infrastructure to support the commercialization of VYVGARTTM (efgartigimod alfa fcab) in the United States for the treatment of gMG. A further list and description of these risks, uncertainties and other risks can be found in argenx's SEC filings and reports, including in argenx's most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this Form 6-K, including any forward-looking statements, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: July 20, 2023	By:	/s/ Hemamalini (Malini) Moorthy
Hemamalini (Malini) Moorthy
General Counsel